Rule 424(b)(3) under Securities Act of 1933

File No. 333-137802

Supplement Dated December 12, 2008 to Prospectus Dated May 1, 2008

This document supplements the prospectus dated May 1, 2008 as supplemented on July 23, 2008 and November 3, 2008 and should be read and retained with those documents. The following changes are made to the prospectus effective December 15, 2008.

The section entitled “What Does the Income Edge Cost” on page 8 is deleted and replaced with the following section.

What does the Income Edge Cost?

When you purchase your Income Edge you are required to pay an annual fee that is payable, quarterly in advance, to us at the beginning day of each calendar quarter. There are two versions of the Income Edge: the Individual Income Guarantee and the Spousal Income Guarantee. If you and your spouse jointly purchase an Income Edge, you will be charged the fee for the Spousal Income Guarantee, which is higher than the fee for the Individual Income Guarantee.

Generally, the Income Edge fee (which is calculated quarterly as a percentage of Retirement Income Base) depends on the model portfolio in which your Account is invested. The current Income Edge fee percentages for each model portfolio, on an annual basis, are:

	Current Annual Income Edge Fee Percentage*			Maximum Fee
	Model A	Model B	Model C	All Models
Individual Income Guarantee	1.40%	2.00%	2.65%	5.00%
Spousal Income Guarantee	2.15%	3.00%	3.90%	5.00%

Your Income Edge fee percentage will be recalculated if you make an additional contribution, exercise the Annual Optional Increase, or make a 100% transfer to a different model portfolio. The new Income Edge fee percentage following one of those transactions will be based on the Income Edge fee percentage currently in effect for the model portfolio in which your Account is invested immediately following the transaction. The new Income Edge fee percentage will apply on the first day of the following calendar quarter unless another contribution, Annual Optional Increase or 100% transfer were to occur during the quarter in which case the Income Edge fee percentage will be recalculated again. In the case of an additional contribution, the recalculated Income Edge fee will be a weighted average of the fees in effect at the time of each contribution. Please refer to the “Annual Income Edge Fee” section on Page 22 for more information.

* For Certificates issued prior to December 15, 2008: The Income Edge fee percentages are 1.25% for the Individual Income Guarantee and 1.45% for the Spousal Income Guarantee, irrespective of model portfolio. A 100% transfer to a different model portfolio will not cause a change in your Income Edge fee percentage. However, if you make an additional contribution or exercise the Annual Optional Increase, your Income Edge Fee percentage will be recalculated based on the Income Edge fee percentage currently in effect for the model portfolio in which your Account is invested immediately following the transaction, as described above.

The fee percentage will never be greater than 5% of the Retirement Income Base, even in the case of Individual Retirement Accounts.

For a complete description of the Annual Income Edge Fee including its effect on additional contributions and the Annual Optional Increase, see Annual Income Edge Fee, page 22.

In addition to the Income Edge fees, your Account will also be charged the LIS2 Program fee, a financial advisor consulting fee, and any fees associated with the underlying investments held in your Account. The LIS2 Program fee is the fee you agreed to pay LCM for managing your Account which includes the LCM advisory fee, a sponsor fee, the administrative fee, and the clearing and custody fee. The LIS2 Program fee would be charged in the absence of the Income Edge certificate. The financial advisor consulting fee is the fee charged by your financial advisor for providing you with financial advice regarding your investments. Fees may also arise from the underlying investments held in your Account, such as mutual fund fees if your Account holds mutual fund shares.

The Section entitled “Annual Income Edge Fee” on Page 22 is hereby deleted and replaced with the following section.

4.	Annual Income Edge Fee

The Income Edge fee will be deducted from your Account. The Income Edge fee percentage will vary, and may be reset to a higher percentage, as a result of certain transactions as described below. In addition, the fee percentage for the Spousal Income Guarantee is higher than the fee percentage for the Individual Income Guarantee.

Your Income Edge fee percentage will change under any of the circumstances described below.

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If you make additional contributions to the Account, your Income Edge fee percentage will be recalculated as a weighted average fee, based on the increase in your Retirement Income Base as a result of the contribution and the new Income

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Edge fee percentage in effect for the model portfolio in which you are invested at that time. The new weighted average fee percentage applies to the new Retirement Income Base, which reflects the additional contributions. The new Income Edge fee percentage may be a higher or lower percentage than your original Income Edge fee percentage. For an example of how your additional contributions may affect your Income Edge fee, see the example below entitled “Additional Contributions.”

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If you exercise the Annual Optional Increase, the new Income Edge fee percentage in effect for the model portfolio in which you are invested at that time, if higher than your current Income Edge fee percentage, will apply to your new increased Retirement Income Base. The new Income Edge fee percentage may be a higher percentage than your original Income Edge fee percentage. Additionally, the dollar amount of the Income Edge fee will increase because the Retirement Income Base will be higher. For an example of how the exercise of the Annual Optional Increase may affect your Income Edge fee, see the example below entitled “Annual Optional Increase.”

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If you completed enrollment for your certificate after December 12, 2008, your Income Edge fee percentage will be reset any time you transfer your Account value to a different eligible model portfolio (transfers among model portfolios must be 100% of Account value to be permitted under the certificate). Your new Income Edge fee percentage will be the Income Edge fee percentage in effect for the model portfolio in which you are invested at that time. The new Income Edge fee percentage may be a higher or lower percentage than your original Income Edge fee percentage. For an example of how transfers may affect your Income Edge fee, see the example below entitled “Transfers.”

Your new Income Edge fee percentage will first be used to calculate your Income Edge fee on the first day of the next calendar quarter, unless the Income Edge fee percentage is recalculated again due to one or more of the above activities.

The Income Edge fee will be paid quarterly from your Account. The sale or transfer of investments in your Account to pay the Income Edge fee will not be treated as a withdrawal for purposes of determining your lifetime income payments. The Income Edge fee is paid quarterly in advance and we will not refund any portion of pre-paid Income Edge fees to you if your certificate is terminated for any reason.

The fee percentage will never be greater than 5% of the Retirement Income Base, even in the case of IRAs.

Example: Additional Contributions

Assume your Retirement Income Base is equal to $250,000 and the Income Edge fee percentage currently in effect for your Income Edge is 1.40%. Assume further that you make an additional contribution of $50,000 and the Income Edge fee percentage currently in effect for the model portfolio in which you are invested at the time of the contribution is equal to 1.75%. The Retirement Income Base increases to $300,000 as a result of the additional contribution.

The weighted average Income Edge fee percentage is equal to the current Income Edge fee percentage multiplied by the Retirement Income Base before the additional contribution (1.40% x $250,000) plus the new Income Edge fee percentage multiplied by the amount the Retirement Income Base increased as a result of the additional contribution (1.75% x $50,000) divided by the new Retirement Income Base ($300,000). The result is 1.46%. We will use the new weighted average Income Edge fee percentage of 1.46% to calculate your Income Edge fee at the beginning of the next quarter and thereafter, assuming no other changes.

Example: Annual Optional Increase

Assume your Retirement Income Base is equal to $250,000 and the Income Edge fee percentage currently in effect for your certificate is 1.40%. Assume on your first Income Edge certificate anniversary date your Account value is equal to $300,000 and the Income Edge fee percentage then in effect for the model portfolio in which you are invested at that time is 1.75%. If you exercise the Annual Optional Increase, your Retirement Income Base will increase to $300,000 and your Income Edge fee percentage will increase to 1.75%. We will use the new Income Edge fee percentage of 1.75% to calculate your Income Edge fee at the beginning of the next quarter and thereafter, assuming no other changes.

Example: Transfers (applies only to certificate enrollments after December 12, 2008)

Assume you are currently invested in Model A and the Income Edge fee percentage currently in effect for your certificate is 1.40%. You choose to transfer 100% of your Account into Model B. The Income Edge fee percentage then in effect for Model B is 2.00%. We will use the new Income Edge fee percentage of 2.00% to calculate your Income Edge fee at the beginning of the next quarter and thereafter, assuming no other changes.

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You should carefully consider how an increased fee percentage applicable to an additional contribution, the exercise of the Annual Optional Increase, or a transfer of Account value to a different model portfolio will impact your total Income Edge fee before making additional contributions, exercising the Annual Optional Increase, or transferring to a different model portfolio. In the event that your Income Edge fee percentage increases, the total Income Edge fee will increase and the increase could be significant. If enrollment for your Certificate was complete after December 12, 2008, whether your total Income Edge fee will increase if you transfer your Account value to a different model portfolio depends on the model portfolio you select. You should also be aware that if you intend to purchase the Income Edge in order to be able to add contributions or exercise the Annual Optional Increase, you will not be able to determine in advance what the total fee would be after such addition of contribution or exercise of the Annual Optional Increase, because the fee percentage may vary from time to time. After you make an additional contribution, exercise the Annual Optional Increase, or transfer to a different model portfolio, we will notify you in writing of your fee percentage or you may call toll free at 1-800-208-0197 for information about your Income Edge fee percentage.

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